CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
UNAUDITED

Three and nine months ended September 30, 2016 and 2015

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
SEPTEMBER 30, 2016 AND DECEMBER 31, 2015
(In thousands of United States Dollars)

		September 30, 2016	December 31, 2015
	Note	$	$
Assets
Current assets
Cash and cash equivalents		57,556	114,800
Receivables		6,154	18
Inventories	6	25,943	1,179
Prepaid expenses and deposits		1,620	2,923
VAT receivable	7	16,376	-
		107,649	118,920
Non-current assets
Reclamation deposit	8	1,750	1,696
Mineral properties, plant and equipment	9	547,694	503,553
		549,444	505,249
Total assets		657,093	624,169

Liabilities
Current liabilities
Accounts payable and accrued liabilities		40,973	34,789
Foreign currency forward contract liability	17(d)(i)	-	36
Current portion of long-term debt	10	11,621	20,568
		52,594	55,393
Non-current liabilities
Long-term debt	10, 17(d)(ii)	140,366	126,526
Asset retirement provisions		20,990	18,741
Deferred income tax liability	5	18,432	9,100
		179,788	154,367
Total liabilities		232,382	209,760

Shareholders’ equity
Share capital	11	556,256	540,133
Equity reserves	12	46,422	47,504
Accumulated deficit		(177,967)	(173,228)
Total shareholders' equity		424,711	414,409
Total liabilities and shareholders' equity		657,093	624,169
Commitments and contractual obligations	13
Contingencies	14

Approved by the Board of Directors on November 2, 2016:

“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES WHICH FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2016	2015	2016	$2015
	Note	$	$	$	$

Revenue	4	71,541	-	114,863	-
Royalties	4	(3,577)	-	(5,743)	-
Net Revenue		67,964	-	109,120	-

Cost of sales
Production costs		(29,900)	-	(57,753)	-
Depreciation and depletion	9	(17,556)	-	(30,526)	-
Total cost of sales		(47,456)	-	(88,279)	-

Income from mine operations		20,508	-	20,841	-
Exploration and evaluation expenditures		(188)	(464)	(1,042)	(1,567)
General and administrative expenses		(1,785)	(1,452)	(6,855)	(5,394)
Income (loss) from operations		18,535	(1,916)	12,944	(6,961)

Finance income		121	252	416	710
Finance expense	10(a)	(3,961)	(121)	(8,226)	(329)
Foreign exchange (loss) gain		(278)	(1,084)	(276)	(1,758)
Gain (loss) on derivatives	17(d)(i)(ii)	1,005	(465)	(265)	(81)
Income (loss) before income taxes		15,422	(3,334)	4,593	(8,420)

Income tax (expense) recovery	5	(3,766)	28	(9,332)	(100)
Net income (loss) and comprehensive income (loss) for the period		11,656	(3,306)	(4,739)	(8,520)

Income (loss) per share
Basic and diluted		$0.06	($0.02)	($0.02)	($0.04)

Weighted average number of shares outstanding
Basic		199,532,834	196,941,509	198,014,961	193,468,794
Diluted		208,419,800	196,941,509	198,014,961	193,468,794

SEE ACCOMPANYING NOTES WHICH FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$
Balance as at December 31, 2014		174,075,607	505,469	43,032	(164,922)	383,579
Issuance of common shares for:
Bought deal financing	11(b)	22,770,000	34,284	-	-	34,284
Exercise of share-based options		150,000	380	(134)	-	246
Share-based payments	12(a)	-	-	2,757	-	2,757
Loss and comprehensive loss for the period		-	-	-	(8,520)	(8,520)
Balance as at September 30, 2015		196,995,607	540,133	45,655	(173,442)	412,346

Balance as at December 31, 2015		196,995,607	540,133	47,504	(173,228)	414,409
Issuance of common shares for:
Asset acquisition	9(e)	2,000,000	8,395	-	-	8,395
Exercise of share-based options	12(a)	2,833,600	7,728	(2,493)	-	5,235
Share-based payments	12(a)	-	-	1,411	-	1,411
Loss and comprehensive loss for the period		-	-	-	(4,739)	(4,739)
Balance as at September 30, 2016		201,829,207	556,256	46,422	(177,967)	424,711

SEE ACCOMPANYING NOTES WHICH FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(In thousands of United States Dollars)

		Three months ended		Nine months ended
			September 30,		September 30,
		2016	2015	2016	2015
	Note	$	$	$	$

Cash provided by (used in):
Operating activities:
Income (loss) for the period		11,656	(3,306)	(4,739)	(8,520)
Adjustments for:
Depreciation and depletion	9	17,562	11	30,545	48
Finance expense	10	3,961	101	8,226	257
Change in derivatives, net	17(d)(i)(ii)	(1,005)	465	265	81
Deferred income tax expense		3,766	(28)	9,332	101
Interest and other income		(121)	(252)	(416)	(710)
Share-based payments		165	259	820	1,681
Unrealized foreign exchange loss (gain)		155	1,775	384	2,905
Operating cash flow before working capital changes		36,139	(975)	44,417	(4,157)
Change in non-cash working capital	15	(3,017)	(925)	(12,808)	(2,988)
Cash provided by (used for) operating activities		33,122	(1,900)	31,609	(7,145)

Investing activities:
Expenditures on mineral properties, plant and equipment	9	(32,106)	(66,653)	(114,402)	(158,922)
VAT refund relating to development activities	7	20,307	-	25,979	-
Reclamation bond		-	-	-	(1,696)
Interest received		128	252	423	778
		(11,671)	(66,401)	(88,000)	(159,840)

Financing activities:
Shares issued for cash, net of share issuance costs	11	1,776	246	5,234	34,530
Interest paid	10(a)	-	-	(2,929)	-
Long term debt proceeds, net of draw down fees and deferred debt financing costs	10(a)	-	(662)	-	66,500
Loan modification fees	10(a)	-	-	(3,275)	-
		1,776	(416)	(970)	101,030

Impact of foreign exchange on cash and cash equivalents		(141)	(1,572)	117	(3,460)

Increase (decrease) in cash and cash equivalents for the period		23,086	(70,289)	(57,244)	(69,415)
Cash and cash equivalents, beginning of period		34,470	229,554	114,800	228,680
Cash and cash equivalents, end of period		57,556	159,265	57,556	159,265

Supplemental cash flow information	15

SEE ACCOMPANYING NOTES WHICH FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM” or “the Project”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that the AGM was in commercial production. A definitive feasibility study is currently being undertaken with respect to Phases 2A and 2B, which together form the development of the Esaase deposit.

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2015. However, given that the Company declared commercial production at the AGM effective April 1, 2016, a number of the Company’s accounting policies were implemented for the first time in the three months ended June 30, 2016; a full list of the Company’s accounting policies was provided in Note 3 of the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 2, 2016.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of the forward currency contract liability (Note 17(d)(i)) and interest rate floor derivative liability (Note 17(d)(ii)) which are measured at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars. Certain prior period numbers have been reclassified in order to conform to current year presentation.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

During the three months ended March 31, 2016, the Company transferred the assets related to the Obotan project from Adansi Ghana to Asanko Ghana in order to have the two neighboring gold projects, Obotan and Esaase (which together form the Asanko Gold Mine Project) owned and managed by the same Ghanaian subsidiary. The assets include the Abirem, Abore and Adubea mining leases and all of the AGM assets. The transfer had no impact on the consolidated position or results of the Company.

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2015 and Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016.

4.	Revenue

The Company sold 54,393 and 89,467 ounces of gold to Red Kite during the three and nine months ended September 30, 2016, respectively, in accordance with an Offtake Agreement (Note 10(c)). Sales proceeds earned in the first quarter of 2016, prior to the commencement of commercial production, were recorded as an offset to pre-commercial production costs and included in development costs (Note 9(b)). Sales proceeds earned since the commencement of commercial production on April 1, 2016 are included in revenue in the statement of operations and comprehensive income (loss).

Included in revenue is $0.2 million and $0.4 million relating to by-product silver sales in the three and nine months ended September 30, 2016.

All of the Company’s concessions are also subject to a 5% gross revenue royalty payable to the Government of Ghana.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Income tax

Accelerated tax depreciation of mineral properties, plant and equipment as a result of Phase 1 of the AGM reaching commercial production has resulted in a deferred tax expense of $3.8 million and $9.3 million in the three and nine months ended September 30, 2016.

6.	Inventories

	September 30, 2016	December 31, 2015
	$	$
Gold dore on hand	6,578	-
Gold-in-process	2,483	-
Ore stockpiles	10,694	1,001
Materials and spare parts	6,188	178
Total Inventories	25,943	1,179

7.	VAT receivable

On April 1, 2016, the Company announced that the AGM was in commercial production and in addition, in April 2016, the Company received a letter from the Ghana Revenue Agency stating that the Company was entitled to a VAT refund to a total of $20.5 million with respect to the period July 2013 to December 2015. The Company considers these two events to be key triggers with respect to the recognition of all VAT receivable on the purchase of goods and services in Ghana. Effective April 1, 2016, with the commencement of commercial production, the Company recognizes a VAT receivable for the total of all VAT returns filed with the Ghana Revenue Agency. Prior to March 31, 2016, the Company had provided a full allowance against the VAT receivable with an offsetting charge to deferred development costs. The Company has received total VAT refunds of $26.0 million as of September 30, 2016 which includes all VAT claimed by the Company relating to the Phase I development of the AGM up to and including the commencement of commercial production.

As of September 30, 2016, a total current VAT receivable of $16.4 million has been recognized (December 31, 2015 - $nil).

8.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and was made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.8 million at September 30, 2016 (December 31, 2015 - $1.7 million).

During the year ended December 31, 2015, the Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Mineral properties, plant and equipment

	Mineral interests
		Non-	Plant, buildings	Assets under	Corporate
	Depletable	depletable	and equipment	construction	assets	Total
	$	$	$	$	$	$
Cost
As at December 31, 2014	-	183,245	4,513	62,848	660	251,266
Additions	-	30,510	156	218,652	29	249,347
Changes to rehabiliatation provisions	-	5,683	-		-	5,683
As at December 31, 2015	-	219,438	4,669	281,500	689	506,296
Additions	26,200	16,858	33,603	21,229	25	97,915

VAT allowance (recoverable)	-	(25,013)	-	-	-	(25,013)
Change in rehabilitation provisions	1,039	906	-	-	-	1,945
Transfers	111,177	(111,177)	299,538	(299,538)	-	-
As at September 30, 2016	138,416	101,012	337,810	3,191	714	581,143

Accumulated depreciation and depletion
As at December 31, 2014	-	-	(1,628)	-	(530)	(2,158)
Depreciation	-	-	(559)	-	(26)	(585)
As at December 31, 2015	-	-	(2,187)	-	(556)	(2,743)
Depreciation and depletion	(11,533)	-	(19,154)	-	(19)	(30,706)
As at September 30, 2016	(11,533)	-	(21,341)	-	(575)	(33,449)

Net book value
At December 31, 2014	-	183,245	2,885	62,848	130	249,108
At December 31, 2015	-	219,438	2,482	281,500	133	503,553
As at September 30, 2016	126,883	101,012	316,469	3,191	139	547,694

Depreciation and depletion for the three and nine months ended September 30, 2016 includes $6 and $19 (2015 - $11 and $48) of depreciation included in general and administrative expenses.

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of Phase 1 of the AGM, while non-depletable mineral interests primarily consist of Phase 2 of the AGM.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Mineral properties, plant and equipment (continued)

Production began in January 2016 at Phase 1 of the AGM and on April 1, 2016 commercial production was declared. During the second quarter 2016, construction of Phase 1 of the AGM was completed and as a result, all related balances previously held as Assets under construction have been transferred to Plant, buildings & equipment and such assets commenced depreciation. In addition, all related balances previously held as Non-depletable mineral interests have been transferred to Depletable mineral interests and effective April 1, 2016, all depletable mineral interests commenced depletion on a units-of-production basis.

(b)	Pre-commercial production costs

During the pre-commercial production period, the Company capitalized the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from gold sales (net of royalties). A summary of the costs and revenues is provided below. Effective April 1, 2016, all such deferred development costs were transferred to the cost of mineral properties, plant and equipment.

January 1, 2016 - March 31, 2016
$
Costs incurred during pre-commercial production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

(c)	Deferred stripping

During the three and nine months ended September 30, 2016, the Company deferred a total of $13.0 million and $25.2 million (2015 - $nil and $nil) of stripping costs to depletable mineral interests. Depletion of $3.1 million and $3.8 million, respectively (2015 - $nil and $nil) was charged on this asset during the same periods and was recorded in cost of sales.

(d)	Non-controlling interest

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free carried interest in the subsidiary which owns the AGM (Asanko Ghana). At September 30, 2016, no amount has been recorded as non-controlling interest as Asanko Ghana has an accumulated deficit and the Government of Ghana has no obligation with respect to the cumulative losses in Asanko Ghana.

(e)	Asset acquisitions

During the three months ended September 30, 2016, the Company finalized the acquisition of various mining concessions located approximately 2km from the Nkran pit; the area currently being mined by Asanko. The purchase consideration was a combination of cash and shares for a total of $8.6 million and has been recognized as part of non-depletable mineral interests.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt

(a)	Long-term debt

	September 30, 2016	December 31, 2015
	$	$
Gross proceeds	150,000	150,000
Accrued interest	13,738	8,093
Loan obligation	163,738	158,093

Deferred financing and interest costs, net of amortization and fair value of embedded derivative liability at date of respective drawdowns	(12,589)	(11,535)

	151,149	146,558
Fair value of embedded derivative liability	838	536
Total debt	151,987	147,094

Current portion of debt	11,621	20,568
Non-current portion of debt	140,366	126,526

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million. Interest on the DFSA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries. The loan is carried at amortized cost on the statement of financial position.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment due on July 1, 2016; this first interest payment of $2.9 million was made on June 30, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal was paid commensurate with signing the amendment. The amendments are considered to be a modification of the previous DFSA; the deferral fee of $3.275 million was paid during the second quarter 2016 and has been deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 11.12% .

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production all interest and accretion costs are now charged to the statement of operations and comprehensive income (loss). During the three and nine months ended September 30, 2016, $3.9 million and $11.9 million, respectively, (three and nine months ended September 30, 2015 - $3.3 million and $7.3 million) of loan accretion and accrued interest was recorded at a weighted average effective interest rate of approximately 11.12% . Of this balance, during the three and nine months ended September 30, 2016, a total of $nil and $4.0 million, respectively, (three and nine months ended September 30, 2015 - $3.3 million and $7.3 million) were capitalized to assets under construction.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt (continued)

(b)	Embedded derivative

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivative on drawdowns was estimated to be $1.4 million (Note 17(d)(ii)). The embedded derivative liability was revalued at September 30, 2016 at $0.8 million with the change in fair value since previous reporting dates recognized in the statement of operations and comprehensive income (loss).

(c)	Offtake agreement

In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production up to a maximum of 2.22 million ounces to Red Kite;
-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;
-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine day quotational period following shipment of gold from the mine; and
-

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of September 30, 2016, 98,176 ounces have been delivered to Red Kite under the offtake agreement.

11.	Share capital

(a)	Authorized

Unlimited common shares without par value; and Unlimited preferred shares without par value

(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2014	174,075,607	505,469
Issued pursuant to bought deal financing (i)	22,770,000	36,387
Share issuance costs	-	(2,103)
Issued pursuant to exercise of share-based options (note 12(a)):	150,000	380
Balance, December 31, 2015	196,995,607	540,133
Issued pursuant to asset acquisition (note 9( e))	2,000,000	8,395
Issued pursuant to exercise of share-based options (note 12(a)):	2,833,600	7,728
Balance, September 30, 2016	201,829,207	556,256

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

11.	Share capital (continued)

(i) On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at C$2.02 for gross proceeds $36.4 million or C$46.0 million. The Company incurred share issuance costs of $2.1 million, of which $1.8 million in fees were paid to the underwriters.

12.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The following table is a reconciliation of the movement in share-based options for the period:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2014	10,594,291	2.95
Granted	5,121,000	2.05
Exercised	(150,000)	2.12
Cancelled/Expired	(778,500)	4.35
Balance, December 31, 2015	14,786,791	2.57
Granted	2,845,000	2.12
Exercised	(2,833,600)	2.39
Cancelled/Expired	(276,441)	1.89
Balance, September 30, 2016	14,521,750	2.53

For all grants in 2015, the assumed life, dividend yield and forfeiture rate were 3.11 years, nil and 3.57%, respectively. For all grants during the nine months ended September 30, 2016, the assumed life, dividend yield and forfeiture rate were 3.13 years, nil and 2.94%, respectively. Other conditions and assumptions were as follows:

Weighted
		Weighted	average
		average	risk-free	Weighted	Weighted average
	Number of	exercise	interest	average	Black-Scholes value
Period	options	price	rate	volatility	assigned
		C$			$
Year ended December 31, 2015	5,121,000	2.05	0.71%	52.96%	0.56
Three months ended September 30, 2015	-	-	-	-	-
Three months ended September 30, 2016	-	-	-	-	-
Nine months ended September 30, 2015	4,771,000	2.05	0.71%	53.26%	0.71
Nine months ended September 30, 2016	2,845,000	2.12	0.55%	49.06%	0.66

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Equity reserves (continued)

The following table summarizes the share-based options outstanding and exercisable at September 30, 2016:

	Total options outstanding			Total options exercisable
			Weighted			Weighted
		Weighted average	average		Weighted average	average
Range of exercise price	Number	contractual life	exercise price	Number	contractual life	exercise price
		(years)			(years)
			C$			C$
C$1.00-C$2.00	2,753,750	4.19	1.97	1,421,250	4.10	1.96
C$2.01-C$3.00	8,533,750	2.80	2.18	8,274,375	2.76	2.18
C$3.01-C$4.00	2,557,500	0.90	3.79	2,557,500	0.90	3.79
C$4.01-C$5.00	650,500	1.06	4.47	588,000	0.68	4.51
C$6.01-C$7.00	26,250	0.68	6.10	26,250	0.68	6.10
	14,521,750	2.65	2.53	12,867,375	2.44	2.59

(b)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (Note 10(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of September 30, 2016.

A total of 126,000 warrants with an exercise price of C$5.00 expired in September 2015.

13.	Commitments and contractual obligations

As at September 30, 2016, the Company had contractual obligations totaling $195.6 million, relating to long-term debt (December 31, 2015 - $185.5 million). Contractual obligations related to the long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. As at September 30, 2016 the long-term debt had a face value of $163.7 million (December 31, 2015 - $158.1 million).

In addition, the Company is a party to certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

The following table shows the Company’s contractual obligations as they fall due as at September 30, 2016:

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years	Over 5 years	Total
Long-term debt and related interest payments	11,621	109,221	74,806	-	195,648
Accounts payable and accrued liabilities	40,973	-	-	-	40,973
Decommissioning liability (undiscounted)	-	-	-	26,362	26,362
Mine operating/construction and other service contracts, open purchase orders	18,891	6,481	-	-	25,372
Total	71,485	115,702	74,806	26,362	288,355

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. In April 2016, this claim was withdrawn by the plaintiff and is no longer active.

15.	Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Change in asset retirement provision included in mineral interest	(300)	1,677	1,945	4,863

Change in accounts payable related to mineral property, plant and equipment	(8,127)	5,673	(31,113)	17,787
Reclassification from mineral property, plant and equipment to VAT receivable	(2,113)	-	(25,013)	-
Fair value of shares included in mineral property, plant and equipment	8,395	-	8,395	-

Borrowing costs included in mineral properties, plant and equipment	-	3,365	3,943	7,335

Share-based compensation included in mineral properties, plant and equipment	80	212	594	1,075

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Supplemental cash flow information (continued)

Changes in non-cash working capital consist of the following:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Trade and other receivables	(5,814)	2	(6,186)	66
VAT receivable	(5,585)	-	(19,706)	-
Prepaid expenses	498	551	1,303	(2,829)
Inventories	(5,796)	-	(24,764)	-
Trade and other payables	13,680	(1,478)	36,545	(225)
Total	(3,017)	(925)	(12,808)	(2,988)

16.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present.

Geographic allocation of total assets and liabilities

September 30, 2016	Canada	Ghana	Total
	$	$	$
Total assets	20,126	636,967	657,093
Total liabilities	668	231,714	232,382

December 31, 2015	Canada	Ghana	Total
	$	$	$
Total assets	87,614	536,555	624,169
Total liabilities	1,624	208,136	209,760

Geographic allocation of loss reconciled to loss before tax

Three and nine months ended September 30, 2016

	Three months ended September 30, 2016			Nine months ended September 30, 2016
	Canada	Ghana	Total	Canada	Ghana	Total
	$	$	$	$	$	$
Revenue	-	71,541	71,541	-	114,863	114,863
Income (Loss) before tax	(988)	16,410	15,422	(7,433)	12,026	4,593
Deferred income tax expense	-	(3,766)	(3,766)	-	(9,332)	(9,332)
Income (Loss) after tax	(988)	12,644	11,656	(7,433)	2,694	(4,739)

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Segmented information (continued)

Three and nine months ended September 30, 2015

	Three months ended September 30, 2015			Nine months ended September 30, 2015
	Canada	Ghana	Total	Canada	Ghana	Total
	$	$	$	$	$	$
Revenue	-	-	-	-	-	-
Income (Loss) before tax	(3,446)	112	(3,334)	(8,959)	539	(8,420)

Deferred income tax recovery (expense)	-	28	28	-	(100)	(100)
Income (Loss) after tax	(3,446)	140	(3,306)	(8,959)	439	(8,520)

17.	Financial instruments

As at September 30, 2016, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities, long-term debt and an embedded derivative in relation to an interest rate floor. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. The embedded derivative liability associated with the interest rate floor of the long-term loan is measured at fair value through profit or loss.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at September 30, 2016, the Company had interest receivable of $nil (December 31, 2015 - $nil). In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (Note 10(c)). The risk associated with receivables from Red Kite as at September 30, 2016 is considered to be negligible.

The Company is receiving VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant risk related to the VAT receivable balance as at September 30, 2016.

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at September 30, 2016, the Company had a cash and cash equivalents balance of $57.6 million (December 31, 2015 – $114.8 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $41.0 million (December 31, 2015 - $34.8 million) and current debt of $11.6 million (December 31, 2015 - $nil) (Note 10).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Financial instruments (continued)

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite (Note 10), which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the three and nine months ended September 30, 2016.

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows. During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates; all such contracts expired by February 2016. The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(iii)	Price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company poured its first gold in January 2016 and starting selling refined gold during the first quarter 2016. The Company’s future cash flows fluctuate due to changes in gold and silver prices.

(d)	Fair values

(i)	Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had settlement terms that range from one month to eleven months.

At December 31, 2015, the Company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

All such forward contracts expired by February 2016 and as such there is no forward contract derivative liability recorded by the Company as at September 30, 2016. At December 31, 2015, the outstanding contracts had a carrying value and fair value of $36.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Financial instruments (continued)

(ii)	Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long-term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative liability associated with the interest rate floor was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.838% to 1.25% using an option pricing model. As at September 30, 2016, the embedded derivative liability had a fair value and carrying value of $0.8 million (December 31, 2015: $0.5 million).